Exhibit 14

Code of Ethical Conduct for Senior Executive Officers

In my role as _____________________ of First State Bancorporation,

I recognize that Senior Executive Officers hold an important and elevated role in corporate governance. I am uniquely capable and empowered to ensure that stakeholders’ interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which Senior Executive Officers are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the company, the public and other stakeholders.

I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I will act with honesty and integrity.

2.	I will avoid actual or apparent conflicts of interest in personal and professional relationships, and will disclose to the Chair of the Board of Directors and the Chair of the Company’s Audit Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chair of the Board of Directors or the Company’s Audit Committee.

3.	I will provide information that is full, fair, accurate, complete, relevant, timely and understandable to the public, Securities Exchange Commission and NASD.

4.	I will comply with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

5.	I will report promptly any violations of the Code to the Chair of the Board of Directors and the Chair of the Company’s Audit Committee.

6.	I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated to personal interests.

7.	I will respect the confidentiality of information acquired in the course of my work and will not disclose such information except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work will not be used for personal advantage.

8.	I will proactively promote ethical behavior as a responsible partner among peers in my work environment and community

9.	I will achieve responsible use of and control over all assets and resources employed or entrusted to me.

I recognize that I am accountable to the Company’s Board of Directors and its shareholders and, in event of my violation of the Code, I will face appropriate sanctions from the Board of Directors.

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